Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between DSET Corporation and ISPSoft Inc. including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to DSET's and ISPSoft's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of DSET's and ISPSoft's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

                                   DSET CORP.

                                 June 27, 2001
                                 1:30 p.m. CDT



Moderator           Ladies and gentlemen, thank you for standing by, and welcome to the DSET Corporation conference call. At this time, all participant lines are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference call is being recorded. I would now like to turn the conference over to Mr. Bill McHale. Please go ahead, sir.

B. McHale           Thank you, everyone, for joining us. We appreciate it. We're excited to be getting the opportunity to talk to you today about the merger with ISPsoft. Of course, it's a little bit bittersweet, in the sense that we're also downsizing the staff relative to gateway business. So as much as we're excited about ISPsoft, there are a lot of dejected people about moving from 170 down to 100 people.

                    Before we get rolling too far, I'm going to have Bruce Crowell, our Chief Financial Officer, run you through the Safe Harbor. Then I'm going to come back on. I'll introduce Binay Sugla, and I'll have some comments about the merger. Then, we'll give you an update on where we stand. Bruce.

B. Crowell          Sure. Thank you, Bill. Good afternoon,  everyone. Except for historical and factual information, all the information presented on the call today represents forward-looking statements, including all statements about DSET's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections and involve certain risk and uncertainty and could cause actual results to differ materially from those in the forward-looking statements. Investors are encouraged to consider these risks and uncertainties, which are discussed in documents filed by DSET with the SEC, most recently in our annual report on Forms 10-K and 10-Q.

                    The success of the company depends, to a large degree, upon the increased demand of CLEC's for its new OSS interconnection products. As a consequence of such risk, the company's results may differ materially from results discussed in or implied by the forward-looking statements contained in today's discussion. DSET undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Now, I'll turn it back over to you, Bill.

B. McHale           Okay, good. I would like to introduce Binay Sugla.  Binay is the President and CEO of ISPsoft, and it's great to have him here on the call. He'll be available to answer questions as we go through. So, Binay, welcome.

B. Sugla Thank you, Bill. It's my pleasure to be here on this call with Bill and part of the DSET conference call.

B. McHale           So a couple  of  highlights,  for  those of you that may not have seen the press release. I won't go over it in detail, because I think we know who's on the call. I think you've all been through it, but certainly in the context of the merger, you know that ISPsoft is bringing a lot to the party in the sense of a set of software solutions to solve the provisioning problem for next generation services. A simple way to look at that is, we'll focus in the beginning on providing IP-based VPN's that support IP security and quality of service, but this is the beginning.

                    So this is the key focus that ISPsoft has had. They have 33 people. If you didn't know it, it's in Shrewsbury, New Jersey, I think Tony Tristani knows where that is, it's all of about 45 minutes from here, so as a spin-out from Lucent, we get that intangible benefit of being able to work closely with someone else in New Jersey.

                    We're really excited about the size of the market and the fact that we're getting into this VPN market at the beginning. IDC thinks it's a significant growth market, and I think you'd probably all recall that there are no numbers like these that were out there for the gateway business. Of course, Bear Stearns' rather significant report on the telecommunications industry, written by Doug Ashton and Connie Fang and one other colleague there at Bear Stearns, called the IP-based VPN's nothing short of the killer application for the next generation networks. So we're excited that we could be bringing new products to a new set of customers.

                    All of you that know us have talked to us. You've said to us, you have to get out of the CLEC market. It isn't so much of a matter of getting out totally, it's that we needed, I believe we would all agree, to expand the number of offerings that we have to a different set of targeted customers. We think we've taken a major step forward to achieve that.

                    We set the goal of the merged company to be the global leader in IP provisioning and service level assurance. This is certainly a longer-term goal. We have every intention of finding ways to integrate and leverage the B2B software that DSET has, which we also call our electronic bonding gateways. So that, I think, is a significant undertaking and one that we're really looking forward to going after.

                    We did look at, we think, just about every option. We're glad to see the stock up at $0.90 or $0.92 per share, and reflecting the fact that people recognize that we're issuing probably 9.1 million new shares in the context of this transaction and another 700,000 options. So essentially, we're talking about 20 - 21 million shares out there, and the stock is at $0.92. So that is a step up for us. It's a step in the right direction. The thing is that we did look at a lot of different options.

                    Some people have called us and said, "How could you give up half of your company?" Our answer to that is, I think the stock price is starting to move up, and that's the first good indication of it, but we did look at whether or not we could sell the company. We didn't think that we could.

                    We looked at whether or not we could liquidate the company. We don't think that you could liquidate the company. We have 31 active customers. We have some cash in the bank, and by the time we settle those situations out, there wouldn't be anything to give back to the equity holders anyway.

                    So if you can't sell it and you can't liquidate it, you need to do something to grow it, and that's what we wanted to do. We're not going to wait for just the gateway market to rebound. So we looked at it, and we decided to go for the hot zone, which is the IP-based provisioning, and that's what we did.

                    I think we were very fortunate that we were able to find a company like ISPsoft where we could get so many experts from Bell Labs, and just getting Binay on board is a coup in itself. We have not had a technology leader like Binay since Dan Shia resigned, the founder of DSET. So bringing someone on board with the technical skills, the reputation and the background that he has I think will help us to attract additional senior levels and multiple levels in the organization, of talent, because we're going after a challenging area.

                    The work is exciting, and we think it will be rewarding. Most importantly for our shareholders, we believe that this is the best course to get back on track and start building value again in DSET. So that was key to us, and now if I may, I'll just segue, for a moment, to some comments about the gateway business.

                    It's not new to you. It's not new to us. I'm not going to rehash all of the problems in the telecom environment with the debt overhang and all of the other issues that go with it. Things are going to be slow for awhile. We know that, and one of the things that we did, to try and loosen the purse strings of the competitive service providers is, we moved to the pay as you grow model. Everybody on this call knows that if we do that, we're going to collect the cash in two to three years instead of two to three months. So that's going to have an impact, but if that's the only way that we could start to build the customer base to be able to bring them additional products, then we're going to do it. That, I think, is a key element. So you could couple the pay as you grow move and say, if that's going to have a cash impact, what else are you doing, and we announced the reduction in the employee base from 170 to 100 to further reduce the expenses.

                    Bruce will make some comments about the discontinuance of the products, the charges from that, but I would say this, there are many people that are interested, we have been a company that has been offering about ten gateways for sale. We now will get down to the point of offering four or five gateways, and that's part of the reduction. We need to do less work, so we can have fewer people on board. The competitive service providers that are out there are not going to buy eight gateways the way that they did a year ago. So that is a reality of the market.

                    We're sure that our competitors are going to try everything that they can do to say we're getting out of the business. We're not getting out of the gateway business. As I told our employees this morning, if we were going to get out of the gateway business, we would have cut it down to 20 people, and we would have just done maintenance. So we're not getting out of the gateway business.

                    We still have more customers than anybody. We think we have better products than anybody, and they know where they really are, relative to their own cash positions and their own viability, and they know how difficult it is. So that was another thing I didn't mention before.

                    We looked at whether or not there would be any benefit in merging with any other gateway player. We just can't make the numbers work any which way. There aren't any investors that are willing to say that DSET, by itself as the leader in the marketplace, is worth more than 40% of its cash. So why would teaming up two players with the same products, to go to the same questionable customer base get us anything. It won't. So as far as we're concerned, it's a waste of time, and we're not pursuing it and we never have been pursuing it.

                    So as we look forward, again, to the new company, we are excited about it. We plan to rename the company. We'll do that hopefully before the closing, in the end of September. Binay will be the President. Having his strategic vision and his ability to develop new business opportunities for us, I think, will be massively significant. I am just so excited about that. As I continue on in the Chairman role and the CEO role, I'll manage the rest of the crew.

                    So on that note, maybe I'll make a few comments about the terms of the deal, but I think we've laid them out fairly well in the press release. I just gave you the math a few minutes ago on the number of shares, 9.1 million approximately being issued and another 700,000 approximately in options. I think we have a good setup there. Lucent will be a major shareholder in the company, as a result in their ownership in ISPsoft, and Signal Lake, the venture capitalist, will have another good chunk.

                    So on that note, I think I'll just turn it over to Bruce, who will make a couple of comments about us financially and in a way, to update you a little bit on where we stand on guidance.

B. Crowell          As Bill pointed out, we had a few of the financial points in the press release that we'd like to talk about. As we noted in there, we will be reducing about 70 people from our payrolls. With that, we will probably have a restructuring charge, related to that headcount reduction, in the second quarter, of $1 to $1.2 million.

                    In addition to that, we have reviewed our intangible assets related to products that we are no longer going to continue selling. They're primarily related to our NPL and Konark acquisitions made back in 1998 and 1999 respectively. That will amount to somewhere between $5 and $6 million and will be goodwill and acquired technology. So for the quarter then, we will have somewhere in the neighborhood of $6 to $7 million of non-recurring costs that we write off, of which $5 to $6 million will be non-cash.

                    In addition to that, we would probably point out that the ISPsoft transaction, when we close it in September, we will pay out somewhere in the neighborhood of about $5 million between what we owe at the closing and for expenses. We would expect that their run-rate would cost us another $1.5 to $2 million by year end.

                    As far as sales for ISPsoft, we've indicated that we think we could see some revenues in the fourth quarter somewhere probably between $1 and $2 million at this point. We have not credited any cash towards that, as we would probably have our normal accounts receivable effect that would push most of the receipts into 2002. In addition to that, we should see significant growth in the ISPsoft in the next year.

                    With that, I think I'll turn it back over to Bill.

B. McHale           We wanted to hit those high points for you, and then,  Leah, would you come back on and we can open it up to questions, please.

Moderator           We do have a question  from  Sheldon  Grodsky  with  Grodsky
                    Associates. Please go ahead.

S. Grodsky          Good  afternoon,  gentlemen.  I'm not  sure if I  understood everything that you just said about the amount of charges you're going to have that will be cash merger charges, but just reading between the lines, it doesn't sound like you're taking in too much cash from the ISP side of things. Should we be alarmed at how much cash is going to drop between now and the end of the year? You'd been previously forecasting being down to the area of $10 to $14 million, and between adding debt and taking on other costs, it sounds like it's going to be less than $5 million now. Am I missing something here, or what's up?

B. McHale           No, that's  probably in the right range.  Yes, we are. We're going to have to pay out some of that cash we have, this year, so that we can absorb ISPsoft and get on the road to our new business.

S. Grodsky          You feel that that's prudent right now.

B. Crowell          If we're going to grow the business, yes.

B. McHale           Yes, right. I think that what we believe that, in looking at this, that we will be able to start showing some progress with ISPsoft products which will make it more palatable for us to go out, later in the year, and raise money if we need to. So it's a matter of starting to show success. If we have to do that, then we'll do it, but we think that if we kept going, Sheldon, and just kept going on the gateway path, having $10 million in the bank at the end of the year, instead of $5 million, without the ISPsoft products for the future, wouldn't get us anywhere. So we consciously took on this as a strategy, and we think we'll be able to do it.

S. Grodsky          Does ISP have any revenues at this time?

B. McHale           No, it doesn't. It has no customers now. We have a number of prospects, so the $1 to $2 million, that we indicated we think that we can bring in by the end of the year, would be the first revenue for the company.

S. Grodsky          Thank you.

Moderator           We have a question  from the line of Tony Tristani from West
                    Highland Capital. Please go ahead.

T. Tristani         Hello,   good  afternoon.   Roughly  pro  forma,   for  your
                    projections for next year, assuming you hit your plan with ISPsoft, what are your funding requirements to get you to where you need to be? If you hit your plan of $1 to $2 million by Q4 and have a good trajectory for 2002, what do you have to go out and raise, $5 million or $2 million or what's the magnitude here that we need to expect?

B. Crowell          Tony, when we strictly  modeled the thing, it comes out in a range of possibilities. We see a range of possibilities that says we wouldn't have to finance. However, if we're going to be aggressive, we probably will. So we might go out and look for $5 to $10 million, just to make sure we have a cushion.

T. Tristani         Right, but obviously,  the you'll only be able to do that if things were going well, you started booking orders towards the end of the year, etc. So there are scenarios where you think that you could be potentially fully-funded.

B. Crowell          Yes.

T. Tristani         Okay, thank you.

Moderator           We have no further questions. You may continue.

B. McHale           We'll just leave the line open for a minute, for anyone else that would like to chip in with any questions. Going once, going twice.

Moderator           We do have another  follow-up from Tony Tristani.  Please go ahead.

T. Tristani         Maybe you could talk about the products  for ISPsoft,  where they're targeted, who would be the potential? Is it large corporate buyers for VPN's that would be out there buying it, or would it be carriers that are going to offer VPN's?
                    Maybe talk about the products and the road map and get us excited about where you think this could go to.

B. McHale           Binay is anxious to talk about that, and I'd like to turn it over to him to let him say a few things.

B. Sugla Our first major product line is called UPX, which stands for Universal Provisioning Exchange. The UPX line of products is a fairly awesome line of products which has the capability to offer and provision a wide range of services. The first release actually provisions IPSec QoS VPNs. It's important that we also provision QoS, along with IPSec VPNs, which is another unique offering in the industry. This product is able to work with service providers and carriers and enterprises can also use it. Very soon, we will coming out with releases which will provision services ranging from Web-hosting, DNS security and Peerless VPNs. We will be announcing the plans and the release dates as we go along.

T. Tristani         Part of the issue for VPNs taking off has been,  one-by-one, going through corporations and seeing what PC configurations are, etc. to make sure things are uniform. So I think it's taken a long time and a lot of cost for VPNs to get rolled out. Are you helping in that process?

B. Sugla One of the very awesome features of our solutions is that it makes it very easy for anyone to deploy and set up a VPNs. So the service orderers can use our platform and our application to set up VPNs for their customers very easily, or their customers could use our solution to set up VPNs partially for themselves.

T. Tristani         So self-provisioning.

B. Sugla            Yes, or the  responsibility  could be divided among the two.
                    We allow that also. We enable that. Does that answer your question?

T. Tristani         Yes, I guess. Thank you very much.

B. McHale           Okay, thank you, Tony. Anybody else on questions?

Moderator           We do have another  follow-up from Sheldon  Grodsky's  line.
                    Please go ahead.

S. Grodsky          Hello  again,  gentlemen.  I'm  trying  to  figure  out what everybody brings to the party here. It sounds like ISPsoft has good connections, in terms of its lineage from Lucent, Bell Labs, whatever. Why have they chosen to go to DSET as a partner, rather than fund themselves through either their venture capital connections or other connections that they may have?

B. Sugla That's an excellent question, because I personally had to make the case in front of our board as to why we chose to turn down several investment offers. It's very rare, from our perspective, from my own perspective, that there is so much fit within two different companies. When we looked at it, we said, if we take the VC money, it would take us two years to set up a fully-staffed professional and sales organization. DSET has a history and a track record of being successful in this space. So there's a very strong synergy of management teams as well, as Bill McHale pointed out. In a sense, one of the remarkable things about this is that, besides the management synergies, the synergies of the directions and meeting of minds, there was a technical synergy as well. So for us, after you look at all these facts, it was a no-brainer. I'm glad to say that ISPsoft's board unanimously decided, after looking at all the options, that this was definitely the best. Taking the VC money and building up the same thing which we could get now didn't make sense.

B. McHale           Any follow-up on that, Sheldon?

S. Grodsky          I think that's enough.

B. McHale           Okay, thank you.

Moderator           There are no further questions.

B. McHale           Maybe  just a  summary  comment  on the  merger  of our  two companies. I think it really goes back again, and I know a couple of you on this call are significant shareholders, we sit here and look at the gateway business, and we try to figure out whether or not we're going to get back up into the range that makes you smile, Tony. Sheldon, I don't know what rate you're in at, and other investors on this call, but we really thought long and hard about it. We know we're taking risks to team up, but we are totally determined to rebuild the company.

                    For many of you, you know that we've been a resourceful company. We were in one set of products, and the technology came out from underneath us, and we got out of it and we got into the gateways, and the customer set came out from underneath us. We're just not going to sit back and fold the tent and go home.

                    So we're in it to return value to our shareholders, and we're going to make that happen. So I'm glad to see that some people out in the market today have started buying the stock up at $0.90 with the expectation there's 20 or 21 million shares out there. So it's a start. It's going to take us awhile.

                    Next year at this time, I hope you're all smiling, but we're going to make progress.

                    So we appreciate your support, and we're going to try to be even better at communicating what we're doing and the progress that we're making. The ISPsoft team is absolutely energized. It will probably take another four to six weeks before the DSET team is re-energized, getting through the actions today, but we will. Our competitors will make a mistake if they think that we're going to lay down and die in the gateway business. On that note, we'll close the call, and thank you for your support. We look forward to talking to you in person.

B. Sugla            This is Binay. I would like to thank you as well.

B. McHale           All right, good. Thank you. Leah, you can close it up now.

Moderator           Very  good.   Ladies  and  gentlemen,   this  conference  is
                    available  for replay  after 6:00 p.m.  Eastern  Time today, through  July  4th at  midnight.  You may  access  the  AT&T
                    Executive   Playback   service   at  any  time  by   dialing
                    1-800-475-6701 and entering the access code of 593470.

                    That does conclude your conference for today.  Thank you for
                    your    participation   and   for   using   AT&T   Executive
                    Teleconference. You may now disconnect.

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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